

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2012

Via E-mail
Eric Tait
Chief Executive Officer and Director
PointView Capital, Inc.
3330 Cumberland Blvd., Suite 500
Atlanta, GA 30339

> **Re:** **PointView Capital, Inc.**
> **Amendment No. 6 to Offering Statement on Form 1-A**
> **Filed June 25, 2012**
> **File No. 024-10306**

Dear Mr. Tait:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1.   We note your response to comment 1 of our comment letter dated June 13, 2012. We further note your disclosure on page 2 that "When a Note matures, unless the holder or *[sic]* the Note otherwise elects, the Company may extend the term of the maturing Note for the same term as the maturing Note…" Please revise your disclosure to indicate that the holder of notes has the option to extend the term of the maturing note for the same term as the maturing note by giving notice to you. Please make conforming changes throughout the document, as applicable.

Item 8. Directors, Executive Officers, and Significant Employees, page 15 of 17

2.   We note your disclosure that "Vernonville currently has $1.1 million worth of real estate assets under management." Please revise your disclosure to include:

- A summary of Vernonville's real estate experience in the last ten years. This summary should include:

    o the total amount of money raised from investors and the total number of investors, if applicable;

    o the number of properties purchased and location by region;

    o the aggregate dollar amount of properties purchased;

    o the percentage (based on purchase prices rather than on number) of properties that are commercial and residential;

    o the percentage (based on purchase prices) of new, used or construction properties; and

    o the number of properties sold.

- A discussion of those major adverse business developments or conditions experienced by any of the properties managed by Vernonville that would be material to investors in you.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the qualification date of the pending offering statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 and Regulation A regarding requests for acceleration. We will consider a written request for acceleration of the qualification date of the offering statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed offering of the securities specified in the above offering statement. Please allow adequate time for us to review any amendment prior to the requested qualification date of the offering statement.

You may contact William Demarest, Staff Accountant, (202) 551-3432, Eric McPhee, Accounting Reviewer, at (202) 551-3693, if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673, or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Matthew Scott